U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

U.S. Aerospace, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

 (Title of Class of Securities)

90345G109

(CUSIP Number)

Richard N. Berkshire, Esq.
Berkshire & Burmeister
1301 South 75th Street, Suite 100
Omaha, Nebraska 68124
(402) 827-7000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2010

 (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

ITEM 1.   SECURITY AND ISSUER

This Schedule 13D relates to shares of Series E Convertible Preferred Stock, par value $1.00 per share, of U.S. Aerospace, Inc., a Delaware corporation (the “Issuer”), each share of which is convertible into 500 shares of common stock, par value $0.10 per share, of the Issuer, CUSIP No. 90345G109.*  The principal executive office of the Issuer is located at 10291 Trademark Street, Suite C, Rancho Cucamonga, California 91730.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2010	AMERICAN DEFENSE INVESTMENTS, LLC

	By:	/s/ Richard N. Berkshire
Name: Richard N. Berkshire
Title: Managing Director

Dated: August 13, 2010	By:	/s/ Richard N. Berkshire

*  The Reporting Persons’ initial Schedule 13D filing erroneously listed the Issuer’s former CUSIP number.  This amendment is being filed solely to list the correct CUSIP number.